UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                          April                           , 2007
                ----------------------------------------------------------


                                Golar LNG Limited
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                 (Translation of registrant's name into English)


                        Commission File Number: 000-50113


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F [X]             Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]             No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated April 23, 2007.

                                                                    Exhibit 99.1

GLNG - Golar LNG secures employment for the World's first FSRU's

Golar LNG is pleased to announce it has been awarded two time charters by Petrobras to employ Golar Winter and Golar Spirit as a floating LNG storage and regasification vessels ("FSRU"). Employment of Golar Spirit under this contract will commence during Q2 2008, Golar Winter will commence during Q2 2009. Both vessels will be modified to permit regasification of LNG prior to delivery to Petrobras. The contract duration for both vessels is 10 years with an option for Petrobras to extend for a further 5 years. The estimated contract value (excluding the option period) is approximately US$860 million.

During the last five years Golar has spent significant resources on developing Floating Storage and Regas Terminal technology. The knowledge built in this period and particularly the decision to start the conversion work for Golar Spirit without having secured firm employment put Golar in a strong position to be selected for this exciting new business.

Golar is working in close partnership with Moss Maritime to develop the technical scope for these vessel modifications. Work to modify Golar Spirit will be carried out at Keppel shipyard commencing Q4 2007, the cost of which is estimated to be in line with what has been previously reported.

Golar's CEO, Gary Smith, said we are delighted to be selected by Petrobras for these important contracts. "The wining of both tenders against strong competition is a great achievement and a clear vote of confidence in Golar's approach to this new line of business. The award of these 2 contracts will be an important foundation in Golar's growing portfolio of LNG regasification projects. We see this new business as an important element in the ongoing evaluation of optimizing shareholder value through restructuring of the Company's LNG logistic investments and projects. These contracts are likely to positively influence long term earnings and improve the opportunity to further optimize Golar's financing.

We look forward to providing Petrobras an important part of the Brazilian energy infrastructure for at least the next decade."

Golar LNG Limited
April 23, 2007
Hamilton, Bermuda.

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:
Gary Smith: Chief Executive Officer
Graeme McDonald: Group Technical Director:
Graham Robjohns: Chief Financial Officer

                                               GOLAR LNG LIMITED
                                                  (Registrant)

                                               By: /s/ Graham Robjohns
                                                   -----------------------------
                                                       Graham Robjohns
                                                       Chief Financial Officer

                                               Dated: April 23, 2007

SK 03849 0004 767209